UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No.     ) *

The Rubicon Project, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

78112V102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112V102	SCHEDULE 13G	Page 2 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XII Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,112,754 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,112,754 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,112,754 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.4%
12.	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 78112V102	SCHEDULE 13G	Page 3 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XII, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,989,372 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,989,372 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,989,372 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.1%
12.	Type of Reporting Person PN

CUSIP No. 78112V102	SCHEDULE 13G	Page 4 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Associates Fund XII, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 61,691 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 61,691 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,691 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person PN

CUSIP No. 78112V102	SCHEDULE 13G	Page 5 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Principals Fund XII, a Delaware Multiple Series LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 61,691 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 61,691 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,691 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person OO (Multiple Series Limited Liability Company)

CUSIP No. 78112V102	SCHEDULE 13G	Page 6 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) James T. Beck
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,112,754 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,112,754 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,112,754 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.4%
12.	Type of Reporting Person IN

CUSIP No. 78112V102	SCHEDULE 13G	Page 7 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Navin Chaddha
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,112,754 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,112,754 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,112,754 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.4%
12.	Type of Reporting Person IN

CUSIP No. 78112V102	SCHEDULE 13G	Page 8 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Robert T. Vasan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,112,754 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,112,754 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,112,754 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.4%
12.	Type of Reporting Person IN

Item 1.

(a)	Name of Issuer:

The Rubicon Project, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

12181 Bluff Creek Drive,

4th Floor,

Los Angeles, CA 90094

Item 2.

(a)	Name of Persons Filing:

Mayfield XII Management, L.L.C. (“MF XII Management”)

Mayfield XII, a Delaware Limited Partnership (“MF XII”)

Mayfield Associates Fund XII, a Delaware Limited Partnership (“MF AF XII”)

Mayfield Principals Fund XII, a Delaware Multiple Series LLC (“MF PF XII”)

James T. Beck

Navin Chaddha

Robert T. Vasan

(b)	Address of Principal Business Office:

c/o Mayfield Fund

2484 Sand Hill Road

Menlo Park, CA 94025

(c)	Citizenship:

MF XII Management is a Delaware limited liability company

MF XII is a Delaware limited partnership

MF AF XII is a Delaware limited partnership

MF PF XII is a Delaware multiple series limited liability company

The individuals listed in Item 2(a) are U.S. citizens.

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 (the “Common Stock”)

(e)	CUSIP Number:

78112V102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned

The information regarding ownership as set forth in Items 5-9 of the cover pages hereto is hereby incorporated by reference.

MF XII beneficially owns 3,989,372 shares of Common Stock, which MF XII holds directly.

MF AF XII beneficially owns 61,691 shares of Common Stock, which MF AF XII holds directly.

MF PF XII beneficially owns 61,691 shares of Common Stock, which MF PF XII holds directly.

MF XII Management is the sole general partner of each of MF XII and MF AF XII and is the sole Managing Director of MF PF XII, and in such capacity may be deemed to beneficially own the shares of Common Stock beneficially held by each of MF XII, MF AF XII and MF PF XII. MF XII Management is managed by three managing directors, James T. Beck, Navin Chaddha and Robert T. Vasan, and all action by the managing directors relating to the voting or disposition of shares of Common Stock beneficially held by each of MF AF XII, MF PF XII and MF XII requires approval of a majority of the managing directors.

The managing directors of MF XII Management may be deemed to share beneficial ownership of the shares of Common Stock that are beneficially owned by MF XII Management, but each disclaims such beneficial ownership.

(b)	Percent of Class

See Item 11 of each cover page.

MF XII Management, MF XII, MF AF XII, and MF PF XII beneficially own 11.4%, 11.1%, 0.2% and 0.2% of the Issuer’s Common Stock, respectively, based on 35,955,841 shares of Common Stock outstanding as of October 27, 2014, as reported on the Issuer’s report on Form 10-Q filed October 31, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of:
See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015

MAYFIELD XII MANAGEMENT, L.L.C.

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XII, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND XII, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD PRINCIPALS FUND XII, A DELAWARE MULTIPLE SERIES LLC

By:	Mayfield XII Management, L.L.C.
Its Managing Director

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

JAMES T. BECK

By:	/s/ James T. Beck
James T. Beck

NAVIN CHADDHA

By:	/s/ James T. Beck
James T. Beck, Attorney-In-Fact

ROBERT T. VASAN

By:	/s/ James T. Beck
James T. Beck, Attorney-In-Fact

EXHIBIT INDEX

Ex. 24.1 -	Power of Attorney dated January 31, 2011.

Ex. 24.2 -	Power of Attorney dated January 31, 2011.

Ex. 99.1 -	Joint Filing Agreement dated January 30, 2015.